Cancellation of Consulting Agreement

WHEREAS, Enzyme Consultants Organization, Inc (the Company) was in need of assistance with planning, organization and management assistance during the formative years.

WHEREAS, Signature Leisure (SGLS) agreed to work for the Company by providing business planning, organization and management consulting services and other related activities.

NOW, THEREFORE, it is agreed as follows:

All obligations to this agreement dated April 24, 2007 are hereby cancelled with no further obligation.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement on the 27th day of February 2008

By: \s\ Stephen W. Carnes, President_____
Name: Stephen W. Carnes
Signature Leisure, Inc. - CEO

By: \s\ Jared Hochstedler, President_____
Name: Jared Hochstedler
Enzyme Consultants Organization, Inc. - CEO